

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

January 23, 2020

By Overnight Delivery

Ms. Joanne Finnorn
Senior Vice President, General Counsel and Corporate Secretary
Superior Industries International, Inc.
26600 Telegraph Road
Suite 400
Southfield, MI 48033

Re: Notice of Intent to Nominate Director at Superior Industries International, Inc.'s 2020 Annual Meeting of Stockholders

Dear Ms. Finnorn:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies Superior Industries International, Inc. (the "Company") that it intends to nominate Mr. Walter M. Schenker as a nominee for election as a director to the Board of Directors of Superior Industries International, Inc. at the Company's 2020 Annual Meeting of Stockholders ("Annual Meeting").

In accordance with the Company's Bylaws we provide the following information concerning Mr. Walter M. Schenker.

1. The nominee's name, age, principal occupation and employer.

   Walter M. Schenker, 72. Sole Principal, MAZ Capital Advisors, LLC.

   Business address for MAZ Capital Advisors, LLC is 1130 Route 46, Suite12, Parsippany, NJ, 07054.

2. The nominee's address and telephone number.

   (Provided to the Issuer)

3. A biographical profile of the nominees, including educational background and business and professional experience.

   Mr. Schenker has worked in the investment business for over 40 years. He worked for a number of leading brokerage/investment banks as well as money management firms. In 1999, he was one of the founders of Titan Capital Management, a registered investment advisor and hedge fund. In June 2010, after the retirement of Mr. Schenker's partner, he



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

founded MAZ Capital Advisors where he is self-employed. Since the mid-1970's Mr. Schenker has followed the automotive parts industry, and in the 1970's and 1980's published significant research on the industry and was quoted in major publications. Mr. Schenker has worked with public and private companies to advise and assist with raising capital. Mr. Schenker has been the lead plaintiff in securities class actions, and is knowledgeable on corporate governance issues. Mr. Schenker served as a director of Sevcon, Inc. (NasdaqCM: SEV) from December 2013 until the company's acquisition by BorgWarner, Inc. in September 2017. During his tenure at Sevcon Mr. Schenker served as Chairman of the Board, chairman of the board's compensation committee and a member of the board's audit committee. Mr. Schenker is currently a director of Techprecision Corp. (Nasdaq: TPCS) (December 2016 – Present) and Andina Acquisition Corp. III (Nasdaq: ANDA) (April 2019 – Present). He serves on the audit committee of both companies. Mr. Schenker graduated from Cornell University, with a Bachelor of Arts degree, and received a Masters in Business Administration from Columbia University.

GAMCO believes Mr. Schenker's qualifications to serve on the Board of Directors include his experience with many aspects of public company investing including accounting, financial reporting, capital allocation, strategic transactions and investor relations. GAMCO strongly supports the nomination of Mr. Schenker for election to the Board of Directors of the Company at its 2020 Annual Meeting of Stockholders.

A copy of Mr. Schenker's biographical sketch is enclosed (Exhibit A).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

    We are advised that no business relationship exists between Mr. Schenker and the Company, directly or indirectly, and that Mr. Schenker would qualify under NYSE rules as an independent director.

5. The classes and number of shares of stock of the Company owned beneficially and of record by the candidate.

    As of the date hereof, Mr. Schenker does not hold any shares of stock of the Company.

    As of the date hereof, there are no derivative positions held or beneficially held by Mr. Schekner.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

As of the date hereof, there has been no hedging or any other transaction or series of transactions that have been entered into by or on behalf of Mr. Schenker with respect to any securities of the Company.

As of the date hereof, there has been no agreement, arrangement or understanding, the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of Mr. Schenker with respect to any securities of the Company.

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

7. Any other information regarding the nominee that the Stockholder wishes the Board to consider in evaluating the recommended nominee.

In 2007, TCMP3 Partners, L.P., its general partner TCMP3 Capital, LLC, its investment manager Titan Capital Management, LLC, and portfolio managers Steven E. Slawson and Walter M. Schenker agreed to a settlement with the SEC in connection with unregistered securities offerings, which are commonly referred to as "PIPEs"(Private Investment in Public Equity). The settlement was reached without admitting or denying the allegations of the complaint.

Mr. Schenker's written consent letter is enclosed (Exhibit B).

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

   GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.

2. GAMCO's address and telephone number. GAMCO's name and address as it appears on the Company's books.

   GAMCO's principal offices are located at One Corporate Center, Rye, NY, 10580. (914) 921-5100.

   GAMCO Asset Management Inc. / One Corporate Center, Rye, NY, 10580.



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Stockholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

    As of January 23, 2020, GAMCO was the beneficial owner of 726,800 shares of the Company's Common Stock, representing 2.89% of the outstanding shares of the Common Stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated November 18, 2019, is enclosed (Exhibit C).

    As of January 23, 2020, GAMCO was the record owner of a share of the Company's Common Stock, representing 0.00% of the outstanding shares of the Company's Common Stock.

    As of the date hereof, there are no derivative positions held or beneficially held by GAMCO.

    As of the date hereof, there has been no hedging or any other transaction or series of transactions that have been entered into by or on behalf of GAMCO with respect to any securities of the Company.

    As of the date hereof, there has been no agreement, arrangement or understanding, the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of GAMCO with respect to any securities of the Company.

4. A description of all arrangements and understandings between GAMCO and each nominee being recommended by GAMCO and any other person or persons (including their names) pursuant to which the candidate is being nominated by the Stockholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and rules of the NYSE.

    There are no arrangements or understanding between GAMCO and Mr. Schenker or others pursuant to which Mr. Schenker is being nominated by GAMCO.

    Certain affiliates of GAMCO are beneficial owners of 3.24% of the ordinary shares of Andina Acquisition Corp. III., for which Mr. Schenker serves as a director.

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

GAMCO intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company's outstanding shares reasonably believed by GAMCO to be necessary to elect the nominee referenced herein.

GAMCO and the nominee agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of this nomination.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Superior Industries International, Inc. requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO is a holder of record of stock of the Company entitled to vote at the Company's 2020 Annual Meeting. GAMCO intends to be present at the Annual Meeting in person or by proxy to nominate Mr. Schenker to serve as a director of the Company and it intends to continue to own the share(s) of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.

By: David Goldman
General Counsel

DG/gm

Enclosures

CC: George Maldonado
    Director of Proxy Voting Services - GAMCO

5

Mr. Schenker's Biographical Sketch (Document Provided to Issuer)

Mr. Schenker's Written Consent Letter (Document Provided to Issuer)

<u>Exhibit C</u>

Amendment Number 43 to Schedule 13D, Filed on November 19, 2019 (Complete Filing Available on EDGAR)